SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2002

DuPont Protein Technologies, Inc.

Savings Investment Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Protein Technologies International, Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PROTEIN TECHNOLOGIES INTERNATIONAL, INC SAVINGS INVESTMENT PLAN Date: June 27, 2003

By:	/s/ TERRY FOX
Terry Fox Chief Financial Officer

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of

DuPont Protein Technologies Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits ofDuPont Protein Technologies Savings Investment Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 26, 2003

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2002		2001
Investments, at fair value
Registered investment companies:
Vanguard 500 Index Fund	$9,860,126	*	$11,614,814	*
Vanguard Explorer Fund	2,069,564		2,391,890
Vanguard Federal Money Market Fund	10,838,276	*	10,752,729	*
Vanguard International Growth Fund	1,445,892		1,543,581
Vanguard Wellington Fund	5,152,171	*	4,892,544	*
Vanguard Windsor II Fund	5,287,776	*	5,950,777	*

	34,653,805		37,146,335
Vanguard Retirement Savings Trust	2,065,073		1,494,840
ConocoPhillips Stock Fund	109,131		144,454
DuPont Stock Fund #	13,047,049	*	10,637,844	*
Participant Loans	2,230,953		1,818,931

Total investments	52,106,011		51,242,404

Receivables
Employer contribution	149,020		—
Participant contributions	211,425		—

Total receivables	360,445		—

Net assets available for benefits	$52,466,456		$51,242,404

*	Represents 5% or more of net assets available for benefits.
#	A portion of this investment option is nonparticipant-directed.

The accompanying notes are an integral part of the financial statements.

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001
Additions
Investment income:
Interest and dividend income, investments	$1,097,096	$1,508,288
Interest income, participant loans	170,769	153,643
Net depreciation in fair value of investments	(5,666,586)	(3,580,990)

	(4,398,721)	(1,919,059)

Contributions:
Employer	3,170,886	3,054,039
Participant	4,889,697	4,554,818

	8,060,583	7,608,857

Total additions	3,661,862	5,689,798

Deductions
Payment of benefits	2,418,698	5,348,755
Administrative expenses	19,112	17,787

Total deductions	2,437,810	5,366,542

Net increase	1,224,052	323,256
Net assets available for plan benefits:
Beginning of year	51,242,404	50,919,148

End of year	$52,466,456	$51,242,404

The accompanying notes are an integral part of the financial statements.

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the DuPont Protein Technologies Savings Investment Plan (known as the “Protein Technologies International, Inc. Savings Investment Plan” prior to January 1, 2001), (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering all domestic regular full-time and part-time sales, administrative and clerical, production and maintenance employees of DuPont Protein Technologies International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”). Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see “Contributions” below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Each year, participants may contribute from 2 percent to 12 percent of annual compensation on a pre-tax basis, or up to 10 percent of compensation on an after-tax basis with a combined total not to exceed 15 percent of compensation, subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms. Before-tax contributions up to 6 percent of the participant’s compensation are matched 100 percent by the Company after one year of service. Such matching contributions are made to the DuPont Company Stock Fund (the “DuPont Stock Fund”) (See Note 3).

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Effective January 1, 2002, vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs upon the participant’s completion of three years of credited service. Prior to this amendment, vesting occurred upon the participant’ completion of five years of credited service.

Participant Loans

Participants may borrow from their fund accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the vested amount in the participant’s account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans at a fixed rate of 1 percentage point above the prime rate on the date of the loan. The maximum loan period is 5 years for general purpose loans and 10 years for principal residence loans. Loan repayments are made through a payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to VFTC, and in the event of the participant’s termination, the

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Notes to Financial Statements

unpaid balance and accrued interest become due immediately and payable in full. Interest rates at December 31, 2002 range from 5.25% to 10.50%.

Payment of Benefits

Upon termination, death, or disability, a participant will receive a lump-sum distribution equal to the vested value of the participant’s account, unless the participant had elected payment of the benefit in the form of a life annuity. Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 ½. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator. After-tax contributions and earnings thereon may be withdrawn at any time.

Forfeitures

Upon the participant’s termination of employment, any Company matching contributions and earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures of $165,000 and $813 were used to offset Company contributions during the years ended December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $51,916 and $161,958, respectively.

Plan Termination

The Company may terminate the Plan. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. The ConocoPhillips and DuPont stock funds are valued at their year-end unit closing prices (defined as the year-end market price of the common stock plus the uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

The Company directs 100 percent of its matching contribution to the DuPont Stock Fund. Information about the net assets and components of the changes in net assets relating to the nonparticipant-directed portion of the DuPont Stock Fund is as follows:

	As of December 31,
	2002	2001
Net Assets:
DuPont Stock Fund	$9,518,308	$7,296,125

	Year Ended December 31,
	2002	2001
Changes in Net Assets:
Interest and dividend income	$261,620	$284,277
Net depreciation	(109,279)	(1,018,143)
Contributions	3,525,952	3,876,917
Distributions	(1,114,934)	(1,086,677)
Net transfers	(341,176)	(114,349)
Other	—	(4,399)

	$2,222,183	$1,937,626

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Notes to Financial Statements

NOTE 4 – INVESTMENTS

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	Year Ended December 31,
	2002	2001
Registered Investment Companies	$(5,546,456)	$(2,561,416)
Common Stock Funds	(120,130)	(1,019,574)

	$(5,666,586)	$(3,580,990)

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC, which acts as trustee for investments as defined by the Plan. DuPont, as parent of the Company, is a related party to the Plan. The Plan offers the DuPont Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchange, the participants received an appropriate number of shares of Conoco common stock. Accordingly, the Conoco Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $109,131 and $144,454 at December 31, 2002 and 2001, respectively. In 2002 Conoco, Inc. merged with Phillips Petroleum Company to form ConocoPhillips. In November 2002, outstanding shares of Conoco Class B Common Stock were exchanged for shares of the newly created ConocoPhillips common stock. Accordingly, the Plan recorded a transfer from the Conoco Class B Stock Fund to the ConocoPhillips Stock Fund.

NOTE 6 – PLAN EXPENSES

The Company pays a portion of expenses, including audit fees, related to administering and operating the Plan. Loan fees are deducted annually from the accounts of participants with outstanding loan balances.

DUPONT PROTEIN TECHNOLOGIES

SAVINGS INVESTMENT PLAN

Notes to Financial Statements

NOTE 7 – TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 24, 2000 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – SUBSEQUENT EVENTS

On April 1, 2003, the Company entered into a joint venture with Central Soya – Bunge (“Bunge”), named Solae, LLC, whereby the Company comprises 72 percent and Bunge comprises 28 percent of the joint venture. Approximately 450 employees of Bunge have become eligible for the Plan. As a result of the joint venture, the Plan was amended as follows:

•	Effective April 1, 2003, the Plan name has been changed from DuPont Protein Technologies Savings Investment Plan to Solae Savings Investment Plan. Additionally, the DuPont Stock Fund has become a frozen investment, whereby participants can sell existing holdings, but no new contributions to the DuPont Stock Fund are permitted. Company contributions will now be invested according to each participant’s investment allocations.

In addition to the amendments resulting from the joint venture, the following amendments became effective on March 1, 2003:

•	Participants shall be allowed to contribute up to 50 percent of annual compensation on a pre-tax basis and/or after-tax basis.

•	The Plan shall allow for catch-up contributions, whereby participants age 50 and over by the Plan year-end can make pre-tax contributions, up to a maximum of $2,000, above the IRS and Plan limits.

DUPONT PROTEIN TECHNOLOGIES	Schedule I

SAVINGS INVESTMENT PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2002

DuPont Protein Technologies Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line i

Identity of Issue		Investment Type	Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	$9,860,126
*	Vanguard Explorer Fund	Registered Investment Company	2,069,564
*	Vanguard Federal Money Market Fund	Registered Investment Company	10,838,276
*	Vanguard International Growth Fund	Registered Investment Company	1,445,892
*	Vanguard Wellington Fund	Registered Investment Company	5,152,171
*	Vanguard Windsor II Fund	Registered Investment Company	5,287,776
*	Vanguard Retirement Savings Trust	Common/Collective Trust	2,065,073
	ConocoPhillips	Common Stock	109,131
*	E. I. du Pont de Nemours and Company, Inc.**	Common Stock	13,047,049
*	DuPont Protein Technologies Savings Investment Plan	Participant Loans (5.25%-10.50%)	2,230,953

Total assets (held at end of year)			$52,106,011

*	Party in Interest

**	A nonparticipant-directed investment, for which cost is $14,775,914

DUPONT PROTEIN TECHNOLOGIES	Schedule II

SAVINGS INVESTMENT PLAN

Schedule of Reportable Transactions *

As of December 31, 2002

DuPont Protein Technologies Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line j

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction	Historical Gain (Loss)
The Vanguard Group	DuPont Stock Fund	4,771,771			4,771,771
The Vanguard Group	DuPont Stock Fund		2,269,588	2,498,300	2,269,588	(228,712)

*	Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.